FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 7/31/2012

Ternium S.A.

(Translation of Registrant's name into English)

Ternium S.A.
29, Avenue de la Porte-Neuve

L-2227 Luxembourg

(352) 2668-3152

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                                           Yes           No   Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing second quarter 2012 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio Name: Pablo Brizzio Title: Chief Financial Officer	By: /s/ Daniel Novegil Name: Daniel Novegil Title: Chief Executive Officer

Dated: July 31, 2012

Sebastián Martí

Ternium - Investor Relations

+1   (866) 890 0443

+54 (11) 4018 2389

www.ternium.com

Ternium Announces Second Quarter and First Half 2012 Results

Luxembourg, July 31, 2012 – Ternium S.A. (NYSE: TX) today announced its results for the second quarter and first half ended June 30, 2012.

The financial and operational information contained in this press release is based on Ternium S.A.’s operational data and consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in U.S. dollars (USD) and metric tons.

Summary of Second Quarter 2012 Results

	2Q 2012[1]	1Q 2012[1]		2Q 2011[2]

Shipments (tons)	2,173,000	2,162,000	1%	2,172,000	0%
Net Sales (USD million)	2,157.2	2,181.9	-1%	2,332.5	-8%
Operating Income (USD million)	257.6	283.2	-9%	345.3	-25%
EBITDA (USD million)	348.0	372.0	-6%	448.9	-22%
EBITDA Margin (% of net sales)	16%	17%		19%
EBITDA per Ton, Flat & Long Steel (USD)	160	172		205
Net Foreign Exchange Result (USD million)	0.3	6.9		22.8
Net Income (USD million)	125.1	190.5		246.9
Equity Holders' Net Income (USD million)	110.8	159.6		197.7
Earnings per ADS (USD)	0.56	0.81		1.01

•         EBITDA3 of USD348.0 million in the second quarter 2012, slightly lower than EBITDA in the first quarter 2012 as lower revenue per ton was not completely offset by lower operating cost per ton.

  Earnings per American Depositary Share (ADS)4 of USD0.56 in the second quarter 2012, compared to USD0.81 in the first quarter 2012 mainly due to lower operating income and higher financial expenses.
  Net debt position of USD1.9 billion at the end of June, 2012, up from USD1.7 billion at the end of March 2012. Of note in the second quarter 2012 was a dividend payment to shareholders of USD147.2 million.

1 Ternium changed prospectively the functional currency of its Mexican subsidiaries to the US dollar, effective as of January 1, 2012.  For all periods prior to December 31, 2011, the functional currency for the Company's Mexican subsidiaries was the Mexican peso.

2 In accordance with changes introduced by applicable IFRS, certain comparative amounts have been reclassified to conform to the deconsolidation of Peña Colorada, effective as of January 1, 2012.  Peña Colorada was proportionally consolidated until December 31, 2011.

3 EBITDA in the second quarter 2012 equals operating income of USD257.6 million adjusted to exclude depreciation and amortization of USD90.5 million.

4 Each American Depositary Share (ADS) represents 10 shares of Ternium’s common stock.  Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.

Ternium’s operating income in the second quarter 2012 was USD257.6 million, USD25.6 million lower than operating income in the first quarter 2012 mainly as a result of an USD18 decrease in revenue per ton, partially offset by a USD7 decrease in operating cost per ton5 mainly related to lower raw material costs.

Operating income in the second quarter 2012 was USD87.8 million lower than in the second quarter 2011 due to a USD77 decrease in revenue per ton, partially offset by a USD29 decrease in operating cost per ton mainly related to lower raw material and energy costs.

Ternium’s net income in the second quarter 2012 was USD125.1 million, a decrease of USD65.4 million compared to net income in the first quarter 2012 mainly due to USD38.3 million higher net financial expenses and the above mentioned USD25.6 million lower operating income. This increase in net financial expenses was principally related to a USD23.0 million lower result from the change in fair value of financial instruments and a USD9.6 million higher net interest expense due to higher net indebtedness.   The change in fair value of financial instruments loss in the second quarter 2012 included a USD4.0 million loss related to the change in the fair value of certain derivative instruments entered into by Ternium’s Argentine subsidiary Siderar to compensate the interest rate charges derived from its Argentine Peso denominated financial debt, compared to a USD17.6 million gain in the first quarter 2012.

Net income in the second quarter 2012 was USD121.8 million lower than net income in the second quarter 2011 mainly due to the above mentioned USD87.8 million lower operating income and a USD62.1 million lower net financial result, partially offset by a consequently lower income tax expense.  This change in net financial result was principally related to a USD29.0 million higher net interest expense due to a higher net indebtedness, a USD22.5 million lower net foreign exchange non-cash gain mainly due to the change in the functional currency of Ternium’s Mexican subsidiaries and a USD10.9 million lower change in fair value of financial instruments result.

5 Flat and long steel products operating cost per ton is equal to flat and long steel products cost of sales plus flat and long steel products SG&A, divided by shipments.

Summary of First Half 2012 Results

	1H 2012[1]	1H 2011[1]

Shipments (tons)	4,335,000	4,344,000	0%
Net Sales (USD million)	4,339.1	4,467.1	-3%
Operating Income (USD million)	540.8	631.3	-14%
EBITDA (USD million)	720.0	835.1	-14%
EBITDA Margin (% of net sales)	17%	19%
EBITDA per Ton, Flat & Long Steel (USD)	166	187
Net Foreign Exchange Result (USD million)	7.2	93.2
Net Income (USD million)	315.6	490.1
Equity Holders' Net Income (USD million)	270.4	402.4
Earnings per ADS (USD)	1.38	2.04

  EBITDA6 of USD720.0 million in the first half 2012, down 14% compared to EBITDA in the previous year mainly as a result of lower revenue per ton.
  Earnings per ADS7 of USD1.38 in the first half 2012, USD0.66 lower than in the first half 2011 mainly due to lower operating income and higher financial expenses.

Ternium’s operating income in the first half 2012 was USD90.5 million lower than operating income in the first half 2011 as a result of a USD19 lower revenue per ton and stable operating cost per ton.  The year-over-year decrease in operating income also included a USD19.3 million lower operating result mainly due to lower iron ore sales.

Ternium’s net income in the first half 2012 was USD315.6 million, a decrease of USD174.5 million year-over-year mainly due to a USD135.1 million lower net financial results and the above mentioned USD90.5 million lower operating income, partially offset by a consequently lower income tax expense.  This change in net financial results was principally related to lower net foreign exchange non-cash gains due to the change in the functional currency of Ternium’s Mexican subsidiaries and a higher net indebtedness.

Usiminas

Ternium’s investment in Usiminas, which is accounted for under the equity method, contributed a loss of USD6.7 million in the second quarter 2012.  In addition, the 10.9% depreciation of the Brazilian Real to the US Dollar during the period prompted a negative adjustment in the “currency translation adjustments” line of Ternium’s statements of changes in equity, in accordance with applicable IFRS, that led to a USD215.8 million reduction in the value of Ternium’s equity.  Consequently, the book value of Usiminas, as reflected in Ternium’s financial statements, decreased from USD2.2 billion as of March 31, 2012, to USD2.0 billion as of June 30, 2012.

Outlook

6 EBITDA in the first half 2012 equals operating income of USD540.8 million adjusted to exclude depreciation and amortization of USD179.2 million.

7 Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776 in the first half 2012 and 1,973,666,094 in the first half 2011.

Ternium expects its shipment levels to remain steady in the third quarter 2012  compared to the second quarter 2012 as global economic uncertainty continues to adversely impact steel market growth prospects. The company anticipates that declining prices in the region during recent months will result in a lower average price in the third quarter 2012 compared to the second quarter 2012 and will consequently reduce third quarter operating income.

Analysis of Second Quarter 2012 Results

Net income attributable to Ternium’s equity holders in the second quarter 2012 was USD110.8 million, compared to USD197.7 million in the second quarter 2011.   Including non-controlling interest, net income for the second quarter 2012 was USD125.1 million, compared to USD246.9 million in the second quarter 2011.  Earnings per ADS in the second quarter 2012 were USD0.56, compared to USD1.01 in the second quarter 2011.

Net sales in the second quarter 2012 were USD2.2 billion, 8% lower than net sales in the second quarter 2011.  Shipments of flat and long products were 2.2 million tons in the second quarter 2012, relatively stable compared to shipments in the second quarter 2011, with higher shipments in North America offsetting lower shipments in South & Central America.  Revenue per ton shipped was USD989 in the second quarter 2012, a 7% decrease compared to the second quarter 2011, mainly as a result of lower prices.

The following table shows Ternium’s total consolidated net sales, shipments and revenue per ton for the second quarter 2012 and the second quarter 2011:

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)

	2Q 2012	2Q 2011	Dif.	2Q 2012	2Q 2011	Dif.	2Q 2012	2Q 2011	Dif.

North America	1,247.8	1,274.7	-2%	1,331.0	1,216.6	9%	937	1,048	-11%
South & Central America	897.6	1,034.1	-13%	838.0	948.2	-12%	1,071	1,091	-2%
Europe & other	2.9	5.2		4.3	7.0		672	735

Total flat and long products	2,148.3	2,314.0	-7%	2,173.3	2,171.9	0%	989	1,065	-7%

Other products (*)	8.9	18.5	-52%

Total net sales	2,157.2	2,332.5	-8%

(*) Primarily includes iron ore, pig iron and pre-engineered metal buildings.

Sales of flat and long products in the North America Region were USD1.2 billion in the second quarter 2012, a decrease of 2% compared to the same period in 2011 mainly due to lower revenue per ton partially offset by higher shipments.  Shipments in the region totaled 1.3 million tons during the second quarter 2012, or 9% higher than in the same period in 2011.  Revenue per ton shipped in the region decreased 11% to USD937 in the second quarter 2012 over the same quarter in the second quarter 2011.

Flat and long product sales in the South & Central America Region were USD897.6 million during the second quarter 2012, a decrease of 13% compared to the same period in 2011 mainly as a result of lower shipments and lower revenue per ton.  Shipments in the region totaled 838,000 tons during the second quarter 2012, or 12% lower than in the second quarter 2011.  Revenue per ton shipped in the region was USD1,071 in the second quarter 2012, a decrease of 2% compared to the same quarter in 2011.

Sales of other products totaled USD8.9 million during the second quarter 2012, USD9.6 million lower than the second quarter 2011, mainly as a result of lower iron ore sales.

Cost of sales was USD1.7 billion in the second quarter 2012, a decrease of USD59.5 million, or 3%, compared to the second quarter 2011.  This was due to a USD59.9 million, or 4%, decrease in raw material and consumables used, reflecting a net decrease in raw material and energy costs, and no relevant changes in other costs, including a USD7.5 million increase in maintenance expenses, a USD5.6 million increase in labor costs and a USD6.5 million decrease in depreciation of property, plant and equipment.

Selling, General & Administrative (SG&A) expenses in the second quarter 2012 were USD211.4 million, or 9.8% of net sales, a decrease of USD9.9 million compared to the second quarter 2011, including a USD5.3 million decrease in depreciation of property, plant and equipment and amortization of intangible assets and a USD3.9 million decrease in services and fees.

Other Operating Results in the second quarter 2012 were a gain of USD0.8 million, compared with a loss of USD17.3 million in the second quarter 2011.  The second quarter 2011 net loss included a non-recurring charge of USD21.3 million related to the settlement of arbitration proceedings with Tata Steel.

Operating income in the second quarter 2012 was USD257.6 million, or 11.9% of net sales, compared to operating income of USD345.3 million, or 14.8% of net sales, in the second quarter 2011.

	Flat steel products		Long steel products		Other		Total
USD million	2Q 2012	2Q 2011	2Q 2012	2Q 2011	2Q 2012	2Q 2011	2Q 2012	2Q 2011

Net Sales	1,822.3	1,988.4	326.0	325.6	8.9	18.5	2,157.2	2,332.5
Cost of sales	(1,434.7)	(1,493.4)	(247.3)	(241.5)	(7.1)	(13.7)	(1,689.1)	(1,748.6)
SG&A expenses	(178.8)	(189.3)	(30.6)	(29.5)	(2.0)	(2.5)	(211.4)	(221.3)
Other operating income (expenses), net	(0.2)	(19.3)	0.9	2.0	0.1	(0.0)	0.8	(17.3)

Operating income	208.7	286.5	49.1	56.6	(0.1)	2.3	257.6	345.3

Flat steel products segment

Operating income for the flat steel products segment was USD208.7 million in the second quarter 2012, a decrease of USD77.8 million compared to the second quarter 2011, reflecting lower sales and operating costs.  Sales of flat products in the second quarter 2012 decreased 8% compared to the second quarter 2011, reflecting a decrease in revenue per ton shipped, mainly due to lower steel prices in Ternium’s main steel markets.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)

	2Q 2012	2Q 2011	Dif.	2Q 2012	2Q 2011	Dif.	2Q 2012	2Q 2011	Dif.

North America	1,004.1	1,057.9	-5%	1,011.8	942.6	7%	992	1,122	-12%
South & Central America	815.5	925.4	-12%	749.9	818.6	-8%	1,087	1,130	-4%
Europe & other	2.7	5.2		4.0	7.0		675	735

Total flat products	1,822.3	1,988.4	-8%	1,765.7	1,768.3	0%	1,032	1,125	-8%

Operating cost decreased 4%, reflecting a decrease in operating cost per ton mainly from lower net raw material and energy costs.

Long steel products segment

Operating income for the long steel products segment was USD49.1 million in the second quarter 2012, a decrease of USD7.5 million compared to the second quarter 2011, reflecting higher operating costs.  Sales of long products in the second quarter 2012 were similar to those in the second quarter 2011. Total shipments remained relatively stable, with higher participation of the North America Region. Revenue per ton shipped remained relatively stable, with a higher value-added sales mix offset by a decrease in prices.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)

	2Q 2012	2Q 2011	Dif.	2Q 2012	2Q 2011	Dif.	2Q 2012	2Q 2011	Dif.

North America	243.6	216.9	12%	319.2	274.0	16%	763	792	-4%
South & Central America	82.2	108.7	-24%	88.1	129.6	-32%	932	838	11%
Europe & other	0.2	-		0.3	-		623	-

Total long products	326.0	325.6	0%	407.6	403.6	1%	800	807	-1%

Operating cost increased 3%, reflecting a 1% increase in shipments and a 2% increase in operating cost per ton mainly from a higher value-added sales mix, partially offset by lower net raw material and energy costs.

EBITDA in the second quarter 2012 was USD348.0 million, or 16.1% of net sales, compared with USD448.9 million, or 19.2% of net sales, in the second quarter 2011.

Net financial results were a USD46.6 million loss in the second quarter 2012, compared with a USD15.6 million gain in the second quarter 2011.

During the second quarter 2012, Ternium’s net interest results totaled a loss of USD37.7 million, compared to a loss of USD8.8 million in the second quarter 2011, mainly reflecting increased financial debt.

Net foreign exchange result was a gain of USD0.3 million in the second quarter 2012 compared to a gain of USD22.8 million in the second quarter 2011.  The second quarter 2011 gain was primarily due to the impact of the Mexican Peso’s 1.08% revaluation on Ternium’s Mexican subsidiary’s US dollar denominated debt.  This non-cash result was offset by changes in Ternium’s net equity position in the currency translation adjustments line, as the value of Ternium México’s US dollar denominated debt was not altered by the Mexican Peso’s fluctuation when stated in US dollars in Ternium’s consolidated financial statements.  Prior to January 1, 2012, Ternium’s Mexican subsidiaries used the Mexican Peso as functional currency, their financial statements were prepared in Mexican Pesos and foreign exchange results were registered on their net non-Mexican Peso positions whenever the Mexican Peso revaluated or devaluated in relation to those other currencies.

Change in fair value of financial instruments included in net financial results in the second quarter 2012 was a USD6.2 million loss, compared with a USD4.7 million gain in the second quarter 2011.  The loss in the second quarter 2012 was mainly related to certain derivative instruments entered into by Ternium’s Argentine subsidiary Siderar to compensate the interest rate charges derived from its Argentine Peso denominated financial debt.

Equity in results of non-consolidated companies was a loss of USD4.5 million in the second quarter 2012, compared to a gain of USD2.3 million in the second quarter 2011.  Equity in results of non-consolidated companies in the second quarter 2012 included a USD6.7 million loss related to Ternium’s acquisition of an equity stake in Usiminas, which is accounted for under the equity method.

Income tax expense in the second quarter 2012 was USD81.4 million, or 39% of income before income tax, compared with an income tax expense of USD116.3 million in the same period in 2011, or 32% of income before income tax. Income tax expense in the second quarter 2012 included a USD10.2 million non-recurring loss related to an amendment of a previous period tax return in Mexico.  Excluding the effect of this non-recurring loss, income tax in the second quarter 2012 would have been 34% of income before income tax.

Net income attributable to non-controlling interest in the second quarter 2012 was USD14.3 million, compared to USD49.2 million in the same period in 2011, mainly due to a lower result attributable to non-controlling interest in Siderar and Ternium México.

Analysis of First Half 2012 Results

Net income attributable to the Company’s equity holders in the first half 2012 was USD270.4 million, compared to USD402.4 million in the first half 2011.  Including non-controlling interest, net income in the first half 2012 was USD315.6 million, compared to USD490.1 million in the first half 2011.  Earnings per ADS were USD1.38 in the first half 2012, compared to USD2.04 in the first half 2011.

Net sales were USD4.3 billion in the first half 2012, 3% lower than net sales in the first half 2011.  Shipments of flat and long products were 4.3 million tons in the first half 2012, relatively stable compared to shipments in the first half 2011, with higher shipments in North America offsetting lower shipments in South & Central America.  Revenue per ton shipped was USD998 in the first half 2012, a 2% decrease compared to the first half 2011, mainly as a result of lower flat steel prices in Mexico.

The following table shows Ternium’s total consolidated net sales, shipments and revenue per ton for the first half of 2012 and 2011:

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)

	1H 2012	1H 2011	Dif.	1H 2012	1H 2011	Dif.	1H 2012	1H 2011	Dif.

North America	2,526.5	2,474.9	2%	2,675.0	2,507.0	7%	944	987	-4%
South & Central America	1,794.6	1,926.2	-7%	1,653.3	1,817.3	-9%	1,085	1,060	2%
Europe & other	4.7	15.5		7.2	20.0		656	777

Total flat and long products	4,325.7	4,416.5	-2%	4,335.5	4,344.3	0%	998	1,017	-2%

Other products (*)	13.4	50.5	-73%

Total net sales	4,339.1	4,467.1	-3%

(*) Primarily includes iron ore, pig iron and pre-engineered metal buildings.

Sales of flat and long products in the North America Region were USD2.5 billion in the first half 2012, an increase of 2% compared to the first half 2011 mainly due to higher shipments, partially offset by lower revenue per ton.  Shipments in the region totaled 2.7 million tons in the first half 2012, a 7% increase compared to the first half 2011.  Revenue per ton shipped in the region decreased 4% to USD944 in the first half 2012 over first half 2011, mainly due to lower flat steel prices in Mexico.

Flat and long product sales in the South & Central America Region were USD1.8 billion in the first half 2012, a decrease of 7% compared to the first half 2011 due to lower shipments, partially offset by higher revenue per ton.  Shipments in the region totaled 1.7 million tons in the first half 2012, or 9% lower than first half 2011.  Revenue per ton shipped was USD1,085 in the first half 2012, an increase of 2% compared to the first half 2011, mainly due to higher long steel prices.

Sales of other products were USD13.4 million in the first half 2012, compared to USD50.5 million in the first half 2011, a reduction mainly related to lower iron ore sales.

Cost of sales was USD3.4 billion in the first half 2012, similar to that of the first half 2011.  Raw material costs and consumables used remained relatively stable, as lower natural gas and purchased steel costs were offset by higher raw material costs, and a USD6.2 million, or 1%, increase in other costs, including a USD17.6 million increase in maintenance expenses, a USD12.7 million increase in labor costs and a USD14.1 million decrease in depreciation of property, plant and equipment.

Selling, General & Administrative (SG&A) expenses in the first half 2012 were USD414.6 million, or 9.6% of net sales, a decrease of USD7.9 million compared to the first half 2011, including an USD8.5 million decrease in depreciation of property, plant and equipment and amortization of intangible assets, a USD6.3 million decrease in freight and transportation expenses and a USD9.2 million increase in labor expenses.

Operating income in the first half 2012 was USD540.8 million, or 12% of net sales, compared to operating income of USD631.3 million, or 14% of net sales, in the first half 2011.

	Flat steel products		Long steel products		Other		Total
USD million	1H 2012	1H 2011	1H 2012	1H 2011	1H 2012	1H 2011	1H 2012	1H 2011

Net Sales	3,656.1	3,836.8	669.7	579.8	13.4	50.5	4,439.1	4,467.1
Cost of sales	(2,882.1)	(2,953.3)	(494.3)	(424.2)	(11.6)	(26.7)	(3,388.0)	(3,404.2)
SG&A expenses	(351.5)	(364.6)	(59.6)	(51.6)	(3.4)	(6.3)	(414.6)	(422.5)
Other operating income (expenses), net	2.3	(13.2)	1.8	3.8	0.0	0.2	4.2	(9.2)

Operating income	424.8	505.7	117.5	107.7	(1.5)	17.8	540.8	631.3

Flat steel products segment

The flat steel products segment operating income was USD424.8 million in the first half 2012, a decrease of USD80.9 million compared to the first half 2011, reflecting lower sales and operating cost.  Sales of flat products in the first half 2012 decreased 5% compared to the first half 2011, reflecting a 2% decrease in shipments, due to lower shipments in South & Central America partially offset by higher shipments in North America, and a 2% decrease in revenue per ton shipped, mainly due to lower prices in North America.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)

	1H 2012	1H 2011	Dif.	1H 2012	1H 2011	Dif.	1H 2012	1H 2011	Dif.

North America	2,035.7	2,073.1	-2%	2,054.3	1,994.1	3%	991	1,040	-5%
South & Central America	1,615.9	1,748.2	-8%	1,463.9	1,600.9	-9%	1,104	1,092	1%
Europe & other	4.5	15.5		6.9	20.0		657	777

Total flat products	3,656.1	3,836.8	-5%	3,525.1	3,615.0	-2%	1,037	1,061	-2%

Operating cost decreased 3%, reflecting a 2% decrease in shipments and a 1% decrease in operating cost per ton.

Long steel products segment

The long steel products segment operating income was USD117.5 million in the first half 2012, a USD9.8 million increase compared to the first half 2011, reflecting higher sales and operating costs.  Sales of long products in the first half 2012 increased 16% compared to the first half 2011, reflecting a 11% increase in shipments, due to higher shipments in North America partially offset by lower shipments in South & Central America, and a 4% increase in revenue per ton.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)

	1H 2012	1H 2011	Dif.	1H 2012	1H 2011	Dif.	1H 2012	1H 2011	Dif.

North America	490.8	401.8	22%	620.7	512.8	21%	791	783	1%
South & Central America	178.7	178.0	0%	189.4	216.5	-12%	944	822	15%
Europe & other	0.2	0.0		0.3	0.0		623	1,507

Total long products	669.7	579.8	16%	810.4	729.3	11%	826	795	4%

Operating cost increased 16%, reflecting an 11% increase in shipments and a 5% increase in operating cost per ton mainly related to higher raw material costs.

EBITDA in the first half 2012 was USD720.0 million, or 16.6% of net sales, compared to USD835.1 million, or 18.7% of net sales, in the first half 2011.

Net financial results were a USD54.8 million loss in the first half 2012, compared with an USD80.3 million gain in the first half 2011.

In the first half 2012, Ternium’s net interest results totaled a USD65.8 million loss, USD52.1 million lower than in the first half 2011, mainly reflecting higher net indebtedness.

Net foreign exchange result was a gain of USD7.2 million in the first half 2012 compared to a USD93.2 million gain in the first half 2011.  The first half 2011 gain was primarily due to the impact of the Mexican Peso’s 4.19% revaluation on Ternium’s Mexican subsidiary’s US dollar denominated debt.  This non-cash result was offset by changes in Ternium’s net equity position in the currency translation adjustments line, as the value of Ternium México’s US dollar denominated debt was not altered by the Mexican Peso’s fluctuation when stated in US dollars in Ternium’s consolidated financial statements.  Prior to January 1, 2012, Ternium’s Mexican subsidiaries used the Mexican Peso as functional currency, their financial statements were prepared in Mexican Pesos and foreign exchange results were registered on their net non-Mexican Peso positions whenever the Mexican Peso revaluated or devaluated in relation to those other currencies.

Change in fair value of financial instruments included in net financial results in the first half 2012 was a USD10.7 million gain, compared with a USD6.5 million gain in the first half 2011.  The gain in the first half 2012 was mainly related to certain derivative instruments entered into by Ternium’s Argentine subsidiary Siderar to compensate the interest rate charges derived from its Argentine Peso denominated financial debt.

Equity in results of non-consolidated companies was a loss of USD3.1 million in the first half 2012, compared to a gain of USD6.0 million in the first half 2011.  Equity in results of non-consolidated companies in the first half 2012 included a USD10.6 million loss related to Ternium’s acquisition of an equity stake in Usiminas, which is accounted for under the equity method.

Income tax expense in the first half 2012 was USD167.2 million, or 35% of income before income tax, compared with an income tax expense of USD227.5 million in the first half 2011, or 32% of income before income tax. Income tax expense in the first half 2012 included a USD10.5 million non-recurring loss related to an amendment of a previous period tax return in Mexico.  Excluding the effect of this non-recurring loss, income tax in the first half 2012 would have been 32% of income before income tax.

Net income attributable to non-controlling interest in the first half 2012 was USD45.2 million, compared to USD87.6 million in the first half 2011, mainly due to a lower result attributable to non-controlling interest in Siderar.

Cash Flow and Liquidity

Net cash provided by operating activities in the first half 2012 was USD442.7 million.  Working capital increased USD170.0 million in the first half 2012 as a result of a USD139.5 million increase in inventory and an aggregate USD119.6 million increase in trade and other receivables, partially offset by an aggregate USD89.0 million increase in accounts payable and other liabilities. Inventories increased in the first half 2012 mainly reflecting higher volumes of purchased steel and raw materials, partially offset by lower costs.

Capital expenditures in the first half 2012 were USD406.5 million. Ternium’s ongoing projects included, among others, in Mexico the construction of a greenfield facility for the manufacture of cold rolled and galvanized steel products and the development of mining activities, and, in Argentina, the investment in new equipment and enhancements in the steel shop, repairs and enhancements at the coking and blast furnace areas, and the expansion and enhancements of the hot strip mill. In addition, the company completed during the period the revamping and expansion of two galvanizing units in Argentina and Guatemala.

In the first half 2012, Ternium had free cash flow of USD36.2 million8.  In addition, the company acquired an equity stake in Usiminas’ control group for USD2.2 billion. Ternium’s net proceeds from borrowings in the first half 2012 were USD555.6 million, mainly due to a USD700.0 million syndicated term loan obtained to finance Ternium’s acquisition of a stake in Usiminas and net proceeds of short-term debt, partially offset by the scheduled repayments of Ternium México’s outstanding debt.  In addition, net dividends paid to shareholders were USD147.2 million and net dividends paid to minority shareholders were USD15.9 million.  As of June 30, 2012, Ternium’s net debt position was USD1.99 billion.

Net cash provided by operating activities in the second quarter 2012 was USD155.7 million.  Working capital increased USD129.3 million in the second quarter 2012 as a result of a USD93.9 million increase in inventory and an aggregate USD90.5 million increase in trade and other receivables, partially offset by an aggregate USD55.1 million net increase in accounts payable and other liabilities. Inventories increased in the second quarter 2012 mainly reflecting higher volumes of goods in process and raw materials and higher volumes and prices of purchased steel, partially offset by lower volumes of finished steel and lower prices of raw materials. Capital expenditures in the second quarter 2012 were USD230.2 million.  Ternium had negative free cash flow of USD74.5 million10 in the period.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”.  Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.  These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is a leading steel company in Latin America, manufacturing and processing a wide range of flat and long steel products for customers active in the construction, home appliances, capital goods, container, food, energy and automotive industries.  With its principal operations in Mexico and Argentina, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network.  The Company has an annual production capacity of approximately 10.8 million tons of finished steel products.  More information about Ternium is available at www.ternium.com.

8  Free cash flow in the first half 2012 equals net cash provided by operating activities of USD442.7 million less capital expenditures of USD406.5 million.

9  Net debt position at June 30, 2012 equals borrowings of USD2.5 billion less cash and equivalents plus other investments of USD0.7 billion.

10 Negative free cash flow in the second quarter 2012 equals net cash provided by operating activities of USD155.7 million less capital expenditures of USD230.2 million.

Consolidated income statement

USD million	2Q 2012	2Q 2011	1H 2012	1H 2011
	(Unaudited)		(Unaudited)
Net sales	2,157.2	2,332.5	4,339.1	4,467.1
Cost of sales	(1,689.1)	(1,748.6)	(3,388.0)	(3,404.2)
Gross profit	468.1	583.9	951.1	1,062.9
Selling, general and administrative expenses	(211.4)	(221.3)	(414.6)	(422.5)
Other operating income (expenses), net	0.8	(17.3)	4.2	(9.2)
Operating income	257.6	345.3	540.8	631.3

Interest expense	(40.4)	(25.1)	(77.3)	(40.4)
Interest income	2.7	16.3	11.5	26.7
Other financial income, net	(8.8)	24.3	11.0	94.0
Equity in (losses) earnings of non-consolidated companies	(4.5)	2.3	(3.1)	6.0
Income before income tax expense	206.5	363.2	482.8	717.5
Income tax expense	(81.4)	(116.3)	(167.2)	(227.5)
Profit for the period	125.1	246.9	315.6	490.1

Attributable to:
Equity holders of the Company	110.8	197.7	270.4	402.4
Non-controlling interest	14.3	49.2	45.2	87.6
Profit for the period	125.1	246.9	315.6	490.1

Consolidated balance sheet

USD million	June 30, 2012	December 31, 2011
	(Unaudited)

Property, plant and equipment, net	4,135.4	3,969.2
Intangible assets, net	973.9	977.7
Investments in non-consolidated companies	2,064.9	94.9
Other investments	10.6	14.1
Deferred tax assets	11.6	8.1
Receivables, net	105.5	124.2
Trade receivables, net	5.6	7.5
Total non-current assets	7,307.5	5,195.7

Receivables	133.0	91.5
Derivative financial instruments	2.2	0.1
Inventories, net	2,221.2	2,123.5
Trade receivables, net	847.6	745.9
Sidor financial asset	136.9	136.3
Other investments	173.3	281.7
Cash and cash equivalents	487.1	2,158.0
Total current assets	4,001.3	5,537.0

Non-current assets classified as held for sale	4.8	10.4

Total assets	11,313.6	10,743.1

Capital and reserves attributable to the company's equity holders	5,618.0	5,756.4
Non-controlling interest	1,096.4	1,084.8

Total Equity	6,714.4	6,841.2

Provisions	17.6	15.3
Deferred income tax	731.4	740.6
Other liabilities	217.1	197.0
Trade payables	19.7	21.1
Borrowings	1,474.0	948.5
Total non-current liabilities	2,459.8	1,922.5

Current tax liabilities	185.4	106.6
Other liabilities	124.0	112.9
Trade payables	750.2	682.3
Derivative financial instruments	8.8	29.9
Borrowings	1,070.9	1,047.6
Total current liabilities	2,139.4	1,979.4

Total liabilities	4,599.2	3,901.9

Total equity and liabilities	11,313.6	10,743.1

Consolidated cash flow statement

USD million	2Q 2012	2Q 2011	1H 2012	1H 2011
	(Unaudited)		(Unaudited)

Profit for the period	125.1	246.9	315.6	490.1
Adjustments for:
Depreciation and amortization	90.5	103.6	179.2	203.8
Equity in losses (earnings) of non-consolidated companies	4.5	(2.3)	3.1	(6.0)
Changes in provisions	3.0	22.8	3.9	27.7
Net foreign exchange results and others	25.9	(25.3)	29.8	(120.1)
Interest accruals less payments	(2.3)	17.6	5.2	11.1
Income tax accruals less payments	38.4	(200.0)	75.9	(146.0)
Changes in working capital	(129.3)	(350.8)	(170.0)	(406.0)

Net cash provided by (used in) operating activities	155.7	(187.6)	442.7	54.7

Capital expenditures	(230.2)	(159.3)	(406.5)	(262.9)
Proceeds from the sale of property, plant & equipment	0.5	0.7	1.0	1.0
Acquisition of business
Purchase consideration	-	-	(2,243.6)	-
Dividends received from non-consolidated companies	4.7	-	4.7	-
Decrease (Increase) in Other Investments	33.5	(28.2)	111.9	27.6
Proceeds from Sidor financial asset	-	31.2	-	69.4

Net cash used in investing activities	(191.5)	(155.6)	(2,532.5)	(164.9)

Dividends paid in cash to company's shareholders	(147.2)	(147.2)	(147.2)	(147.2)
Dividends paid in cash by subsidiary companies	(15.9)	-	(15.9)	-
Contributions from non-controlling shareholders in consolidated subsidiaries	14.7	9.8	29.4	29.4
Repurchase of treasury shares	-	-	-	(150.0)
Proceeds from borrowings	90.7	253.4	898.0	340.5
Repayments of borrowings	(63.9)	(41.5)	(342.3)	(298.0)

Net cash (used in) provided by financing activities	(121.6)	74.4	421.9	(225.4)

Decrease in cash and cash equivalents	(157.3)	(268.7)	(1,667.9)	(335.6)

Shipments
Thousand tons	2Q 2012	2Q 2011	1Q 2012	1H 2012	1H 2011

North America	1,011.8	942.6	1,042.5	2,054.3	1,994.1
South & Central America	749.9	818.6	714.0	1,463.9	1,600.9
Europe & other	4.0	7.0	2.9	6.9	20.0
Total flat products	1,765.7	1,768.3	1,759.4	3,525.1	3,615.0

North America	319.2	274.0	301.5	620.7	512.8
South & Central America	88.1	129.6	101.3	189.4	216.5
Europe & other	0.3	-	-	0.3	0.0
Total long products	407.6	403.6	402.8	810.4	729.3

Total flat and long products	2,173.3	2,171.9	2,162.2	4,335.5	4,344.3

Revenue / ton
USD/ton	2Q 2012	2Q 2011	1Q 2012	1H 2012	1H 2011

North America	992	1,122	990	991	1,040
South & Central America	1,087	1,130	1,121	1,104	1,092
Europe & other	675	735	631	657	777
Total flat products	1,032	1,125	1,042	1,037	1,061

North America	763	792	820	791	783
South & Central America	932	838	953	944	822
Europe & other	623	-	-	623	1,507
Total long products	800	807	853	826	795

Total flat and long products	989	1,065	1,007	998	1,017

Net Sales
USD million	2Q 2012	2Q 2011	1Q 2012	1H 2012	1H 2011

North America	1,004.1	1,057.9	1,031.6	2,035.7	2,073.1
South & Central America	815.5	925.4	800.4	1,615.9	1,748.2
Europe & other	2.7	5.2	1.8	4.5	15.5
Total flat products	1,822.3	1,988.4	1,833.7	3,656.1	3,836.8

North America	243.6	216.9	247.1	490.8	401.8
South & Central America	82.2	108.7	96.5	178.7	178.0
Europe & other	0.2	-	0.0	0.2	0.0
Total long products	326.0	325.6	343.7	669.7	579.8

Total flat and long products	2,148.3	2,314.0	2,177.4	4,325.7	4,416.5

Other products (1)	8.9	18.5	4.5	13.4	50.5

Total net sales	2,157.2	2,332.5	2,181.9	4,339.1	4,467.1
(1) Primarily includes iron ore, pig iron and pre-engineered metal buildings.